SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

Publicly-held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL (“Company”), in compliance with Article 157, Paragraph 4 of Law 6404/76 and Instruction 358/02 issued by the Brazilian Securities and Exchange Commission (“CVM”), hereby informs its shareholders and the market that its Board of Directors approved the sixth (6th) issuance of non-convertible unsecured debentures in two series ("Debentures"), for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Restricted Offering”). The transaction comprises the issuance of 156,500 Debentures, 106,500 of which in the first series and other 50,000 in the second series, with nominal unit value of R$10,000.00 on the date of the issuance, totaling R$ 1,565,000,000.00. The debentures issued in the first series will mature in March 2015 and those issued in the second series, in September 2015.

Additionally, the Company informs that the net proceeds raised through the Issuance and the Restricted Offering, aimed at fulfilling the Issuer’s ordinary management needs, will be allocated to (a) the full payment of the commercial promissory notes of the 1st issuance  of the Company; and (b) the extension of the Company’s debt profile.

São Paulo, September 11, 2012.

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 12, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.